UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 22)

Sculptor Capital Management, Inc.

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

811246107

(CUSIP Number)

Daniel S. Och

c/o Willoughby Capital Holdings, LLC

667 Madison Avenue

Floor 23

New York, NY 10065

(212) 655-2678

(Name, address and telephone number of person authorized to receive notices and communications)

January 27, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811246107	SCHEDULE 13D	Page 2 of 4

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Daniel S. Och
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 203,666[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 203,666[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,666[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.85%[2]
14	TYPE OF REPORTING PERSON IN

1.	Represents 203,666 Class A Shares of the Issuer (as defined below) directly held by the Reporting Person. The Reporting Person also beneficially owns 7,620,988 Class B Shares of the Issuer.
2.

Based on 23,922,929 outstanding Class A Shares as of November 3, 2022, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2022 filed on November 9, 2022. The Reporting Person’s total combined voting power is 13.6%.

CUSIP No. 811246107	SCHEDULE 13D	Page 3 of 5

ITEM 1	SECURITY AND ISSUER

This Amendment No. 22 on Schedule 13D (this “Schedule 13D”) relates to the Class A shares (the “Class A Shares”) of Sculptor Capital Management, Inc. (formerly known as Och-Ziff Capital Management Group LLC) (the “Issuer”), and amends and further supplements the Schedule 13D filed by the Reporting Person on November 29, 2007 (the “Initial Schedule 13D”), as amended by the Reporting Person by Amendment No. 1 to Schedule 13D filed on November 13, 2008, Amendment No. 2 to Schedule 13D filed on December 23, 2008, Amendment No. 3 to Schedule 13D filed on January 2, 2009, Amendment No. 4 to Schedule 13D filed on May 14, 2009, Amendment No. 5 to Schedule 13D filed on June 16, 2009, Amendment No. 6 to Schedule 13D filed on November 13, 2009, Amendment No. 7 to Schedule 13D filed on December 30, 2009, and Amendment No. 8 to Schedule 13D filed on March 18, 2010, Amendment No. 9 to Schedule 13D filed on May 25, 2010, Amendment No. 10 to Schedule 13D filed on December 13, 2011, Amendment No. 11 to Schedule 13D filed on May 24, 2012, Amendment No. 12 to Schedule 13D filed on November 19, 2012, Amendment No. 13 to Schedule 13D filed February 15, 2013, Amendment No. 14 to Schedule 13D filed on April 12, 2013, Amendment No. 15 to Schedule 13D filed on May 3, 2013, Amendment No. 16 to Schedule 13D filed on July 17, 2013, Amendment No. 17 to Schedule 13D filed on March 3, 2017, Amendment No. 18 to Schedule 13D filed on December 6, 2018, Amendment No. 19 to Schedule 13D filed on February 11, 2019, Amendment No. 20 to Schedule 13D filed on October 4, 2022 and Amendment No. 21 to Schedule 13D filed on November 3, 2022 (the Initial Schedule 13D as so amended, the “Statement”).

ITEM 4	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended by adding the following:

I and several other founding partners of Sculptor Capital Management, Inc. (collectively, the “Founders”) have recently corresponded with the Special Committee of the Board of Directors regarding potential concerns about whether the strategic process is being run in the best interest of all stockholders. Those concerns include: (1) the Special Committee may be discouraging potential bidders from making bids for distinct parts of the Company’s business, including the profitable CLO business, even though analysts have noted the Company is worth less than the sum of its parts; (2) the Special Committee may not be encouraging potential bidders to consider alternative solutions to Mr. Levin’s compensation package, effectively precluding potential bidders from preparing offers that would maximize value to all stockholders; and (3) the messaging of the process may be implying to potential buyers that management’s approval is effectively necessary for any deal.

On January 17, 2023, the Founders reached out to the Special Committee with those concerns. The Special Committee through its advisors informed the Founders, in general terms, that these concerns were inaccurate, but did not provide additional details. The Founders asked that the Special Committee confirm that it had disclosed their correspondence on these subjects to all interested bidders, so that those bidders would be aware of the Founders’ concerns. The Founders were told that the Special Committee would not do that. The Special Committee through its advisors further stated that the information in the letter was not material and merely restated the Founders’ views, which the Special Committee believed were already well-known to potential bidders. The Founders do not understand the reticence of the Special Committee with being transparent with potential bidders, particularly since advisors to the Special Committee had stated that serious bidders would likely want to understand the Founders’ views before executing any transaction.

The Founders have consistently supported an alternative transaction for the company that is in the best interest of all stockholders. The Founders have been clear that they do not believe that standard would be met by a deal that would seek to further entrench the interests of management. The Special Committee should pursue a deal that truly benefits the interests of all of the stockholders.

CUSIP No. 811246107	SCHEDULE 13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2023

/s/ Daniel S. Och
Daniel S. Och